Terms supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product supplement no. 4-I dated April 13, 2023, the underlying supplement no. 5-III dated March 5, 2025 and the prospectus addendum dated June 3, 2024

Registration Statement Nos. 333-270004 and 333-270004-01
Dated June 2, 2025 Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

5yrNC1yr MQUSLVA Auto Callable Contingent Interest Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The MerQube US Large-Cap Vol Advantage Index (the "Index" or "Underlying") attempts to provide a dynamic rules-based exposure to an unfunded rolling position in E-Mini® S&P 500® futures (the "Futures Contracts"), which reference the S&P 500® Index (the "Constituent"), while targeting a level of implied volatility, with a maximum exposure to the Futures Contracts of 500% and a minimum exposure to the Futures Contracts of 0%. The Index is subject to a 6.0% per annum daily deduction. The Constituent consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	The MerQube US Large-Cap Vol Advantage Index (Bloomberg ticker: MQUSLVA). The level of the Underlying reflects a deduction of 6.0% per annum that accrues daily.
Pricing Date:	June 30, 2025
Final Review Date:	July 1, 2030
Maturity Date:	July 5, 2030
Review Dates:	Quarterly
Contingent Interest Rate:	At least 11.25%* per annum, paid quarterly at a rate of at least 2.8125%*, if applicable
Interest Barrier/Trigger Value:	50.00% of the Initial Value
CUSIP:	48136EA47
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48136EA47/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If on any Review Date (other than the first, second, third and final Review Dates) the closing value of the Underlying **is greater than or equal to** the Initial Value, the notes will be automatically called and you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity

If the notes have not been automatically called and the Final Value **is greater than or equal to** the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been automatically called and the Final Value is **less than** the Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Underlying Return)

If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose more than 50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Investing in the notes linked to the Underlying involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement, Annex A to the prospectus addendum and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

Hypothetical Payment at Maturity**

Underlying Return	Payment at Maturity (assuming 11.25% per annum Contingent Interest Rate)
60.00%	$1,028.125
40.00%	$1,028.125
20.00%	$1,028.125
5.00%	$1,028.125
0.00%	$1,028.125
-5.00%	$1,028.125
-20.00%	$1,028.125
-30.00%	$1,028.125
-40.00%	$1,028.125
-50.00%	$1,028.125
-50.01%	$499.900
-60.00%	$400.000
-80.00%	$200.000
-100.00%	$0.000

This table does not demonstrate how your interest payments can vary over the term of your notes.

Contingent Interest

*If the notes have not been automatically called and the closing level of the Underlying on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $28.125 (equivalent to a Contingent Interest Rate of at least 11.25% per annum, payable at a rate of at least 2.8125% per quarter).

**The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments 5yrNC1yr MQUSLVA Auto Callable Contingent Interest Notes Selected Risks Risks Relating to the Notes Generally ● Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. ● The notes do not guarantee the payment of interest and may not pay interest at all. ● The level of the Underlying will include a 6.0% per annum daily deduction. ● Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. ● As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. ● The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation of the Underlying, which may be significant. ● The benefit provided by the Trigger Value may terminate on the final Review Date. ● If the notes have not been automatically called and the Final Value is below the Trigger Value, you will lose 1% of your principal for every 1% the Final Value is less than the Initial Value. ● The automatic call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk. ● No dividend payments or voting rights. ● Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as "JPMS"), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. ● The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes ● The estimated value of the notes will be lower than the original issue price (price to public) of the notes. ● The estimated value of the notes is determined by reference to an internal funding rate. ● The estimated value of the notes does not represent future values and may differ from others’ estimates. ● The value of the notes, which may be reflected in customer account statements, may be higher than the then - current estimated value of the notes for a limited time period. Risks Relating to the Underlying ● The Underlying may not be successful or outperform any alternative strategy. ● The Underlying may not approximate its target volatility. ● The Underlying is subject to risks associated with the use of significant leverage. ● The Underlying may be significantly uninvested. ● The Underlying is an excess return index that does not reflect “total returns.” ● The Underlying was established on February 11, 2022, and may perform in unanticipated ways. ● JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500 ® Index. ● Concentration risks associated with the Underlying may adversely affect the value of your notes. ● The Underlying may be adversely affected if later futures contracts have higher prices than an expiring futures contract included in the Underlying. ● The Underlying is subject to significant risks associated with futures contracts, including volatility. ● Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes. ● The official settlement price and intraday trading prices of the relevant Futures Contracts may not be readily available. ● Changes in the margin requirements for the Futures Contracts included in the Underlying may adversely affect the value of the notes. Risks Relating to Conflicts of Interest ● Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. ● Our affiliate, JPMS, worked with MerQube in developing the guidelines and policies governing the composition and calculation of the Underlying. The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and underlying supplement, Annex A to the prospectus addendum and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments. J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com